SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

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CNH GLOBAL N.V.

Form 6-K for the month of January 2010

List of Exhibits:

1.	Press Release entitled, “CNH Closes Full Year 2009 with Positive Operating Result and Strong Cash Flow”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ STEVEN C. BIERMAN
Steven C. Bierman
Chief Financial Officer

January 25, 2010

FOR IMMEDIATE RELEASE
For more information contact:
Gerry Spahn	Investor Relations	(630) 887-2385
Ralph Traviati	News and Information	(630) 887-2159

CNH Closes Full Year 2009 with Positive Operating Result and Strong Cash Flow

•	Full Year Operating Profit of $373 million for Equipment Operations

•	Fourth Quarter EPS, before restructuring, after tax, of $0.20

•	Equipment Operations exceed target with $1.2 billion reduction of Working Capital

•	Equipment Operations end year with $530 million net cash position

•	CNH Capital completes 15 funding transactions in fourth quarter

BURR RIDGE, IL.—(MARKET WIRE)—CNH Global N.V. (NYSE: CNH—News) January 25, 2010: CNH Global (NYSE:CNH—News) today announced 2009 financial results. Net Sales declined 26% to $12,783 million for the full year as the industry faced a global slowdown. In the face of this decline, the Company put in place tight cost controls which delivered an Operating Profit of $373 million from Equipment Operations for the full year, which was down 75% from the same period in 2008. The volume decline combined with the drive to reduce inventories were the primary factors in the decrease in Operating Profit from Equipment Operations. Net Loss Attributable to CNH, Before Restructuring, After Tax, came to ($0.48) per share compared to net income of $3.59 per share for the full year 2008, and $0.20 for the fourth quarter before restructuring, after tax, compared with $0.49 for the same period a year earlier, on a fully diluted basis.

CNH drove down costs in 2009, including an 18% reduction in SG&A expenses for Equipment Operations. The company reduced its overall work force by 13% and cut other operating costs. The company continued to invest in products, although R&D expenditures were reduced by 6% as the company was able to leverage engine technology from Fiat’s FPT Powertrain Technologies and advanced design technology to cut development time and costs.

Equipment Operations generated $1.1 billion in cash from operating activities over the year. CNH exceeded its working capital reduction target for the full year, delivering $1.2 billion in cash flows through strict management of working capital, centered around a $1.4 billion reduction of inventory. CNH Equipment Operations improved its net cash position by $953 million, ending the year with a net cash position of $530 million, compared to a net debt position of $423 million at the same time a year earlier. “In the face of the global economic slowdown, we set a clear target focusing on cash flow. We put in place clear action plans, and today’s results clearly demonstrate disciplined execution of those plans,” said Harold Boyanovsky, CNH President and CEO. “As we begin 2010, we will continue our focus on working capital management and tight cost controls to ensure we can take full advantage of the economic recovery, when it comes, to rebuild our profit margin and retain our ability to generate cash.”

As credit markets improved, CNH Capital successfully completed 15 financing transactions in the fourth quarter totaling $4.5 billion, which generated $1.1 billion of incremental cash. CNH Capital demonstrated that, even in the current environment, it has the ability to fund its operations, and do so on terms which allow it to be competitive in the wholesale and retail financing markets.

The Net Loss Attributable to CNH was $(190) million in 2009 compared with net income of $825 million in 2008. These results include after tax restructuring charges of $75 million compared to $28 million in 2008. Diluted Net Loss Per Share Attributable to CNH Common Shareholders, Before Restructuring, After Tax, was $(0.48) for 2009, compared with net income of $3.59 in 2008. The Diluted Net Loss Per Share Attributable to CNH Common Shareholders was $(0.80) for 2009, compared with net income of $3.47 in 2008.

CNH’s 2010 outlook is for global agriculture markets to decline approximately 5%-10%. CNH’s outlook also calls for construction equipment markets globally to increase approximately 5%-10% during 2010.

Fourth Quarter and Full Year 2009 Highlights

(Unaudited, US$ in millions, except per share data and percents)

	Quarter Ended		Percent Change	Full Year Ended		Percent Change
	12/31/2009	12/31/2008		12/31/2009	12/31/2008

Net Sales of Equipment	$3,213	$3,662	(12.3)%	$12,783	$17,366	(26.4)%
Equipment Operations Operating Profit	$101	$299	(66.2)%	$373	$1,487	(74.9)%
Financial Services Net Income	$96	$51	88.2%	$174	$242	(28.1)%
Net Income (loss) Attributable to CNH	$28	$114	(75.4)%	$(190)	$825	(123.0)%
Restructuring (After Tax)	$19	$3	533.3%	$75	$28	167.9%
Net Income (loss) Before Restructuring, After Tax, Attributable to CNH	$47	$117	(59.8)%	$(115)	$853	(113.5)%
Diluted Earnings (loss) Per Share (EPS)*	$0.12	$0.48	(75.0)%	$(0.80)	$3.47	(123.1)%
Diluted EPS Before Restructuring, After Tax*	$0.20	$0.49	(59.2)%	$(0.48)	$3.59	(113.4)%
* Attributable to CNH Global N.V. Common Shareholders

Fourth Quarter Brand Activities

Case IH Agriculture released the new Magnum continuously variable transmission (CVT) 180, 190, 210 and 225 for the North American market. The range features CVT, the multi-control Armrest and includes a 225 HP model. Updates of the Puma 125, 140 and 155 were launched with new A-pillar instrumentation and new hood styling, while the 155 model powers up to a maximum of 192 HP. The Maxxum 110-140 was also updated to include the multi-control Armrest, new A-pillar instrumentation and hood styling. The brand also entered the all-terrain-vehicle (ATV) market with the launch of its Case IH Scout and Scout XL.

New Holland Agriculture launched its new T6000 Range & Power Command tractor with increased power compared to the previous model, including a 165 HP engine with 200 HP maximum boost power. This gives the T6090 the best power-to-weight ratio in the segment. New Holland also introduced the new Workmaster 45/55 series in North America which includes a four-wheel-drive model and forward/reverse synchronized shuttle. The Boomer range added the 3000 Series CAB with EasyDrive CVT for a comfortable car-like drive and reduced noise levels. It also features the largest cab in its class.

New Holland Agriculture strengthened its position in international markets with new releases including an extended range of orchard tractors. The TDF series serves countries with specific needs such as those with orchards, olive groves, wide vineyards and full-field horticulture. In India, to serve the rapidly growing low horsepower segment, New Holland introduced three models of its TT range tractor with power from 35 to 50 HP, in 2-wheel and 4-wheel drive models.

Fourth Quarter and Full Year 2009 Net Sales – Equipment Operations

Net Sales of Equipment	Quarter Ended		Percent Change	Full Year Ended		Percent Change
(Unaudited, US$ in millions, except percents)	12/31/2009	12/31/2008		12/31/2009	12/31/2008

Agricultural Equipment	$2,626	$2,967	(11.5)%	$10,663	$12,902	(17.4)%
Construction Equipment	587	695	(15.5)%	2,120	4,464	(52.5)%

Total Net Sales of Equipment	$3,213	$3,662	(12.3)%	$12,783	$17,366	(26.4)%

Agricultural Equipment’s Net Sales declined by 11% in the fourth quarter compared with the same period a year earlier and 17% for the full year compared with 2008. The primary driver for the decrease was lower volumes in all regions which outweighed positive pricing and foreign exchange impacts. For the full year, worldwide agricultural industry unit sales declined 7% compared to the record year of 2008. Combines were down 19% and tractors down 7% as the global economy slowed and global credit conditions generally tightened.

CNH market share for combines in the fourth quarter was up in every region except Rest of World. For the full year, in the global market for combine harvesters, CNH share increased in Latin America, was stable in Rest of World and in Western Europe and decreased in North America (with gains in the higher end segment). In the fourth quarter, market share for CNH tractors was flat in every region except Latin America. In the over 40 HP tractor segment in North America, however, CNH outperformed the market and gained market share. For the full year, North America, Western Europe and Latin America were flat, while the Rest of World was down.

Construction Equipment’s Net Sales declined 16% in the quarter, and 53% for the full year compared with 2008. For the full year, weakness continued in the construction equipment industry which was down 38% worldwide in 2009 with the light equipment industry down 45% and the heavy industry down 30%. CNH market share was flat in North America and declined in all other regions with the exception of Latin America, where it increased. The company continued to cut inventories, under-producing retail sales by 51% for the full year. Construction Equipment continued to focus on parts and service operations supporting dealers and customers through the economic slowdown.

Equipment Operations Gross Profit and Margin

Equipment Operations	Quarter Ended		Change		Full Year ended		Change
(Unaudited, US$ in millions, except percents)	12/31/2009	12/31/2008			12/31/2009	12/31/2008

Gross Profit	$523	$732	(28.6)%		$1,921	$3,312	(42.0)%

Gross Margin	16.3%	20.0%	(3.7	)pts	15.0%	19.1%	(4.1	)pts

Equipment Operations’ Gross Profit in the fourth quarter was $523 million, down 29% from the same period in 2008. Gross Margin was 16.3% in the fourth quarter of 2009 compared with 15.1% in the third quarter of 2009, and 20.0% in the fourth quarter of 2008. CNH continued to achieve positive pricing in the quarter, but not enough to offset lower sales volume. For the full year 2009, Equipment Operations’ Gross Profit was $1,921 million or 15.0% of sales, compared with $3,312 million or 19.1% of sales for the full year 2008.

Equipment Operations Operating Profit and Margin

Equipment Operations Operating Profit and Margin	Quarter Ended		Change		Full Year Ended		Change
(Unaudited, US$ in millions, except percents)	12/31/2009	12/31/2008			12/31/2009	12/31/2008

Agricultural Equipment	$167	$346	(51.7)%		$712	$1,371	(48.1)%
Construction Equipment	(66)	(47)	40.4%		(339)	116	(392.2)%

Total Operating Profit	$101	$299	(66.2)%		$373	$1,487	(74.9)%

Agricultural Equipment	6.4%	11.7%	(5.3	) pts	6.7%	10.6%	(3.9	) pts
Construction Equipment	(11.2)%	(6.8)%	(4.4	) pts	(16.0)%	2.6%	(18.6	) pts
Total Operating Margin	3.1%	8.2%	(5.1	) pts	2.9%	8.6%	(5.7	) pts

Operating Profit for Equipment Operations was $101 million, or 3.1% of Net Sales, in the fourth quarter, compared with $299 million, or 8.2% of Net Sales, in the fourth quarter of 2008. For the full year, Equipment Operations reported $373 million in Operating Profit which was 2.9% of Net Sales. Agricultural Equipment Operating Margin remained steady from the third to the fourth quarter at 6.4%. Construction Equipment Operating Margin improved 6.2 percentage points to (11.2%) from third quarter to the fourth quarter, consistent with the industry view that the decline in the construction market could be moderating.

The company executed strict cost controls throughout the year. The salaried and agency workforce was reduced 13% for the full year, SG&A expenses were reduced $24 million or 7% in the fourth quarter compared to the same period of 2008, and $253 million or 18% for the full year. R&D expenditures were $13 million higher compared with the fourth quarter of 2008 and $24 million lower for the full year, reflecting cost savings as the company leveraged synergies through FPT Powertrain Technologies on costs for Tier IV engine development. Additionally, logistics costs decreased as the new parts and service depots opened in Sorocaba, Brazil and Portland, Oregon, utilizing the latest technology to increase efficiency and speed the order to delivery process.

Fourth Quarter and Full Year 2009 Operating Review – Financial Services

Financial Services Highlights	Quarter Ended		Percent Change	Full Year Ended		Percent Change
(Unaudited, US$ in millions, except percents)	12/31/2009	12/31/2008		12/31/2009	12/31/2008

Net Income Before Restructuring, After Tax	$96	$54	77.8%	$177	$245	(27.8)%
On-Book Asset Portfolio	$8,171	$9,825	(16.8)%	$8,171	$9,825	(16.8)%
Managed Asset Portfolio	$17,257	$17,524	(1.5)%	$17,257	$17,524	(1.5)%

For the fourth quarter, Financial Services’ Net Income Before Restructuring, After Tax, was $96 million, compared to $54 million in the respective period a year earlier. Results were higher for the quarter mostly due to increased ABS gains and partially offset by lower net interest margins and lower average levels of on-book receivables.

For the year, Net Income Before Restructuring, After Tax, was $177 million, down from $245 million from a year ago. Net income was lower for the full year primarily due to a higher provision for credit losses, lower net interest margins, and lower average levels of on-book receivables, partially offset by higher gains from ABS transactions. Year to date provisions for credit losses increased from $98 million in 2008 to $169 million in 2009, due to the downturn in the U.S. and European construction equipment markets and additional reserves recorded for Brazil’s retail agricultural equipment portfolio. The quality of the North American agricultural equipment portfolio remained high.

During the fourth quarter, Financial Services closed 15 funding transactions totaling $4.5 billion globally. Of these transactions, 11 were in North America and generated $1.1 billion of incremental cash.

For the year, Financial Services closed funding transactions totaling $10.3 billion, with credit market conditions improving as the year progressed. Financial Services will continue to access a combination of the ABS and private bank markets, as well as factoring programs, to finance its ongoing business and further diversify its funding sources.

Financial Services reduced its on-book portfolio by 17% from December 31, 2008. This reduction, along with the incremental cash generated from financing transactions, enabled Financial Services to reduce intersegment debt by $531 million and debt to Fiat affiliates by $1.2 billion during the year.

Fourth Quarter and Full Year 2009 Net Income (Loss) Attributable to CNH

Fourth quarter 2009 Net Income Attributable to CNH was $28 million, compared to $114 million in the fourth quarter of 2008. Results include Restructuring, After Tax, of $19 million in the fourth quarter of 2009, compared with $3 million in the same period in the prior year. Net Income Attributable to CNH, Before Restructuring, After Tax, was $47 million, compared with $117 million in the prior year.

For the full year, the Net Loss Attributable to CNH was $(190) million, compared to net income of $825 million in 2008. The Net Loss includes a loss of $(46) million in Equipment Operations’ unconsolidated subsidiaries, a decline of $86 million compared with a profit of $40 million in the prior year, reflecting primarily the results of the company’s unconsolidated construction equipment joint ventures. Results include Restructuring, After Tax, of $75 million in 2009, compared with $28 million in 2008. The Net Loss Attributable to CNH, Before Restructuring, After Tax, was $(115) million, compared to net income of $853 million the prior year. For 2009, the Company incurred a $92 million consolidated tax expense, which includes $131 million of tax charges due to the geographic mix of earnings.

Equipment Operations Cash Flow and Net Debt (Cash)

Equipment Operations Cash Flow and Net Debt	Quarter Ended		Full Year Ended
(Unaudited, U.S. GAAP, US$ in millions)	12/31/2009	12/31/2008	12/31/2009	12/31/2008

Net Income (loss)	$21	$102	$(222)	$824
Depreciation & Amortization	75	64	270	258
Changes in Working Capital*	939	(209)	1,234	(1,310)
Other**	(252)	(252)	(137)	(54)

Net Cash Provided (Used) by Operating Activities	783	(295)	1,145	(282)
Net Cash Provided (Used) by Investing Activities***	(89)	(265)	(240)	(520)
All Other, Including FX Impact for the Period	19	93	48	(107)

(Increase)/Decrease in Net Debt (Cash)	$713	$(467)	$953	$(909)

Net Debt (Cash)	$(530)	$423	$(530)	$423

*	Net change in receivables, inventories and payables including inter-segment receivables and payables, net of FX impact for the period.
**	Changes in Other items such as marketing programs and tax accruals.
***	Excluding Net (Deposits In) / Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).

CNH Equipment Operations ended the year with a net cash position of $530 million. This was a $953 million improvement and the main driver was the dramatic decrease in Working Capital. Accounts Receivables decreased by $794 million while Inventories were reduced $1,360 million over the course of the year. Accounts Payable decreased $920 million during the year, bringing the cash flow generated from working capital to $1,234 million. Net Cash Used by Investing Activities totaled ($240) million for the full year.

Net Debt for Equipment Operations was reduced in the fourth quarter by $713 million as the company generated $783 million in Cash from Operating Activities and spent $89 million in Net Cash Used by Investing Activities.

Financial Services’ Net Debt decreased by $1.7 billion during the quarter to $6.4 billion at December 31, 2009. Compared with December 31, 2008, Financial Services’ Net Debt decreased by $1.8 billion from $8.2 billion.

Consolidated Net Debt at year-end totaled $5.9 billion, down $2.4 billion from the end of the third quarter, and down $2.8 billion from year-end 2008. Consolidated Total Debt with Fiat affiliates less Deposits in Fiat affiliates cash management pools totaled $638 million at year-end, down from $2.4 billion at September 30, 2009 and down $2.5 billion from $3.2 billion at December 31, 2008.

Market Outlook

CNH outlook anticipates that global Agriculture Equipment markets will decline 5-10% in 2010. The CNH outlook for the global Construction Equipment markets is for an increase of approximately 5-10% in 2010.

2010 CNH Outlook

“In 2010 we will continue our focus on tight cash management and cost control. We expect to generate cash from improved operating results and our ongoing focus on working capital management,” Boyanovsky said. “Given the lack of visibility of macro conditions, we will continue to exercise discipline in areas over which we have control.”

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

###

CNH management will hold a conference call later today, to review its 2009 results. The conference call Webcast will begin at approximately 7:00 a.m. U.S. Central Time; 8:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2008.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.

Revenues and Net Sales

(Unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2009	2008	% Change	2009	2008	% Change
	(in Millions)			(in Millions)
Revenues:
Net sales
Agricultural equipment	$2,626	$2,967	(11)%	$10,663	$12,902	(17)%
Construction equipment	587	695	(16)%	2,120	4,464	(53)%

Total net sales	3,213	3,662	(12)%	12,783	17,366	(26)%

Financial services	361	336	7%	1,190	1,356	(12)%
Eliminations and other	(64)	(57)		(213)	(246)

Total revenues	$3,510	$3,941	(11)%	$13,760	$18,476	(26)%

Net sales:
North America	$1,154	$1,413	(18)%	$5,223	$5,975	(13)%
Western Europe	894	1,130	(21)%	3,681	5,345	(31)%
Latin America	630	456	38%	1,751	2,457	(29)%
Rest of World	535	663	(19)%	2,128	3,589	(41)%

Total net sales	$3,213	$3,662	(12)%	$12,783	$17,366	(26)%

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Three Months Ended December 31,		EQUIPMENT OPERATIONS Three Months Ended December 31,		FINANCIAL SERVICES Three Months Ended December 31,
	2009	2008	2009	2008	2009	2008
	(in Millions, except per share data)
Revenues
Net sales	$3,213	$3,662	$3,213	$3,662	$—	$—
Finance and interest income	297	279	34	58	361	336

Total	3,510	3,941	3,247	3,720	361	336

Costs and Expenses
Cost of goods sold	2,690	2,930	2,690	2,930	—	—
Selling, general and administrative	399	416	310	334	89	82
Research and development	112	99	112	99	—	—
Restructuring	20	5	20	—	—	5
Interest expense	162	180	84	100	118	130
Interest compensation to Financial Services	—	—	59	80	—	—
Other, net	83	149	54	78	28	56

Total	3,466	3,779	3,329	3,621	235	273

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	44	162	(82)	99	126	63
Income tax provision (benefit)	21	56	(12)	42	33	14
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	3	2	96	51	3	2
Equipment Operations	(5)	(6)	(5)	(6)	—	—

Net income	21	102	21	102	96	51
Net income (loss) attributable to noncontrolling interests	(7)	(12)	(7)	(12)	—	—

Net Income attributable to CNH Global N.V.	$28	$114	$28	$114	$96	$51

Weighted average shares outstanding:
Basic	237.4	237.4

Diluted	237.7	237.4

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic:
EPS before restructuring, after tax	$0.20	$0.49

EPS	$0.12	$0.48

Diluted:
EPS before restructuring, after tax	$0.20	$0.49

EPS	$0.12	$0.48

Dividends per share	$—	$—

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Year Ended December 31,		EQUIPMENT OPERATIONS Year Ended December 31,		FINANCIAL SERVICES Year Ended December 31,
	2009	2008	2009	2008	2009	2008
	(in Millions, except per share data)
Revenues
Net sales	$12,783	$17,366	$12,783	$17,366	$—	$—
Finance and interest income	977	1,110	131	205	1,190	1,356

Total	13,760	18,476	12,914	17,571	1,190	1,356

Costs and Expenses
Cost of goods sold	10,862	14,054	10,862	14,054	—	—
Selling, general and administrative	1,486	1,698	1,150	1,403	336	295
Research and development	398	422	398	422	—	—
Restructuring	102	39	98	34	4	5
Interest expense	671	765	320	358	497	606
Interest compensation to Financial Services	—	—	202	275	—	—
Other, net	334	342	201	204	129	115

Total	13,853	17,320	13,231	16,750	966	1,021

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	(93)	1,156	(317)	821	224	335
Income tax provision	92	385	33	279	59	106
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	9	13	174	242	9	13
Equipment Operations	(46)	40	(46)	40	—	—

Net income (loss)	(222)	824	(222)	824	174	242
Net income (loss) attributable to noncontrolling interests	(32)	(1)	(32)	(1)	—	—

Net Income (loss) attributable to CNH Global N.V.	$(190)	$825	$(190)	$825	$174	$242

Weighted average shares outstanding:
Basic	237.4	237.3

Diluted	237.4	237.5

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic:
EPS before restructuring, after tax	$(0.48)	$3.59

EPS	$(0.80)	$3.48

Diluted:
EPS before restructuring, after tax	$(0.48)	$3.59

EPS	$(0.80)	$3.47

Dividends per share	$—	$0.50

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(in Millions)
Assets
Cash and cash equivalents	$1,263	$633	$290	$173	$973	$460
Deposits in Fiat affiliates cash management pools	2,251	2,058	2,144	1,666	107	392
Accounts, notes receivable and other - net	8,426	10,713	788	1,478	7,952	9,461
Intersegment notes receivable	—	—	2,398	2,295	634	—
Inventories	3,297	4,485	3,297	4,485	—	—
Property, plant and equipment - net	1,764	1,617	1,761	1,613	3	4
Equipment on operating leases - net	646	604	3	5	643	599
Investment in Financial Services	—	—	2,377	2,073	—	—
Investments in unconsolidated affiliates	415	473	330	371	85	102
Goodwill and other intangibles	3,091	3,105	2,935	2,950	156	155
Other assets	2,055	1,771	1,557	1,320	498	451

Total Assets	$23,208	$25,459	$17,880	$18,429	$11,051	$11,624

Liabilities and Equity
Short-term debt	$1,972	$3,480	$136	$716	$1,836	$2,764
Intersegment short-term debt	—	—	161	—	1,746	1,976
Accounts payable	1,915	2,735	2,061	2,860	151	93
Long-term debt, including current maturities	7,436	7,877	3,532	3,841	3,904	4,036
Intersegment long-term debt	—	—	473	—	652	319
Accrued and other liabilities	5,075	4,792	4,708	4,438	384	362

Total Liabilities	16,398	18,884	11,071	11,855	8,673	9,550
Equity	6,810	6,575	6,809	6,574	2,378	2,074

Total Liabilities and Equity	$23,208	$25,459	$17,880	$18,429	$11,051	$11,624

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables “Net Debt (Cash)”	$5,894	$8,666	$(530)	$423	$6,424	$8,243

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Year Ended December 31,		EQUIPMENT OPERATIONS Year Ended December 31,		FINANCIAL SERVICES Year Ended December 31,
	2009	2008	2009	2008	2009	2008
	(in Millions)
Operating Activities:
Net income (loss)	$(222)	$824	$(222)	$824	$174	$242
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	398	374	270	258	128	116
Intersegment activity	—	—	39	69	(39)	(69)
Changes in operating assets and liabilities	2,025	(525)	1,088	(1,131)	937	606
Other, net	11	(23)	(30)	(302)	20	41

Net cash provided (used) by operating activities	2,212	650	1,145	(282)	1,220	936

Investing Activities:
Expenditures for property, plant and equipment	(218)	(493)	(217)	(492)	(1)	(1)
Expenditures for equipment on operating leases	(302)	(318)	—	(5)	(302)	(313)
Net collections from (additions to) retail receivables and related securitizations	1,796	(2,106)	—	—	1,796	(2,106)
Net withdrawals from (deposits in) Fiat affiliates cash management pools	(162)	(925)	(451)	(546)	289	(379)
Other, net	119	53	(23)	(23)	142	68

Net cash provided (used) by investing activities	1,233	(3,789)	(691)	(1,066)	1,924	(2,731)

Financing Activities:
Intersegment activity	—	—	676	(625)	(676)	625
Net increase (decrease) in indebtedness	(2,954)	2,957	(1,017)	1,867	(1,937)	1,090
Dividends paid	—	(118)	—	(118)	(153)	(4)
Other, net	(15)	4	(15)	4	—	8

Net cash provided (used) by financing activities	(2,969)	2,843	(356)	1,128	(2,766)	1,719

Effect of foreign exchange rate changes on cash and cash equivalents	154	(96)	19	(12)	135	(84)

Increase (decrease) in cash and cash equivalents	630	(392)	117	(232)	513	(160)
Cash and cash equivalents, beginning of period	633	1,025	173	405	460	620

Cash and cash equivalents, end of period	$1,263	$633	$290	$173	$973	$460

See Notes to Condensed Consolidated Financial Statements.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments, consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. These financial statements should be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 3, 2009. CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of December 31, 2009, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analyses differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services operations.

2.	Recent Accounting Developments – As of the beginning of 2009, CNH adopted new accounting guidance on fair value measurements, business combinations and noncontrolling interests. In April 2009, CNH adopted new accounting guidance related to other-than-temporary impairments.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance related to fair value measurements. The new guidance defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The guidance does not require any new fair value measures but rather eliminates inconsistencies in previous guidance. The guidance was effective for fiscal years beginning after November 15, 2007. However, in February 2008, the effective date of the guidance was delayed to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). On January 1, 2008, CNH adopted the guidance except as it applied to those nonfinancial assets and nonfinancial liabilities. The adoption of the remaining guidance for all remaining nonfinancial assets and nonfinancial liabilities on January 1, 2009, did not have a material impact to CNH’s financial position and results of operations.

In December 2007, the FASB issued new accounting guidance on business combinations which establishes principles and requirements for how an acquirer in a business combination has to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The new guidance is effective for business combinations occurring in fiscal years beginning after December 15, 2008. The adoption of this guidance on January 1, 2009, did not have a material impact on CNH’s financial position and results of operations.

In December 2007, the FASB issued new accounting guidance on noncontrolling interests which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The guidance was effective for fiscal years beginning after December 15, 2008 and the accounting requirements were applied prospectively to all non-controlling interests, including those that arose before the effective date. The presentation and disclosure requirements were applied retrospectively for all periods presented, as required by the guidance.

In April 2009, the FASB issued new accounting guidance which amends the other-than-temporary impairment model for debt securities. Under this guidance, an other-than-temporary-impairment must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. In addition, the guidance changes the amount of impairment to be recognized in current-period earnings when an investor does not have the intent to sell or will not be required to sell the debt security, as in these cases only the amount of the impairment associated with credit losses is recognized in income. The guidance is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance as of April 1, 2009 did not have a material impact on CNH’s financial position and results of operations.

In June 2009, the FASB issued new accounting guidance which changes the accounting for transfers of financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. The guidance is effective for transactions entered into starting on January 1, 2010. We expect that the impact will be that certain transactions that have historically met the derecognition criteria will no longer qualify for derecognition.

In June 2009, the FASB also issued new accounting guidance which amends the accounting for variable interest entities. The guidance significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. The guidance also addresses the effect of changes required by the new accounting guidance which changes the accounting for transfers of financial assets, increases the frequency for reassessing consolidation of variable interest entities and creates new disclosure requirements about an entity’s involvement in a variable interest entity. The guidance is effective for interim and annual reporting periods that begin after November 15, 2009. We will adopt the guidance in 2010. We expect that it will be necessary to consolidate a significant portion, if not all, of our off-book receivables and related liabilities upon adoption of this guidance. The impact is expected to increase assets and liabilities approximately $6.0 billion and decrease equity by approximately $50 million.

3.	Stock-Based Compensation Plans – Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Equity Incentive Plan (“CNH EIP”) and the CNH Outside Directors’ Compensation Plan. For the years ended December 31, 2009 and 2008, pre-tax stock-based compensation costs were $14 million and $300 thousand, respectively. For the three months ended December 31, 2009, pre-tax stock-based compensation costs were $6 million. For the three months ended December 31, 2008, CNH recognized pre-tax income of approximately $21 million.

In April 2009, CNH granted approximately 4.1 million performance-based stock options (at targeted performance levels) under the CNH EIP. As specified fiscal 2009 targets were achieved, one-third of the options vested when 2009 results were approved by the Board of Directors in January 2010 (the

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

“Determination Date”). The remaining options will vest equally on the first and second anniversary of the Determination Date. Excluding the impact of forfeitures, CNH expects the actual number of options that will vest to be approximately 2.2 million based on CNH’s 2009 actual results. This grant has a contractual life of five years from the Determination date. The grant date fair value of $9.03 was determined using the Black-Scholes pricing model. CNH expects to recognized expense over the vesting period of approximately $17 million.

The assumptions used in the Black-Scholes model were:

Risk-free interest rate	1.61%
Expected volatility	70.63%
Expected life	3.73 years
Dividend yield	0.70%

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period equal to the expected life of the options. The expected life is based on the average of the vesting period of each vesting tranche and the original contract term of 69 months. The expected dividend yield is based on the annual dividends which have been paid on CNH’s common shares over the past several years.

4.	Accounts and Notes Receivable – In CNH’s receivables securitization programs, certain retail, wholesale finance and credit card receivables are sold and not included in the Company’s consolidated balance sheets. The following table summarizes the principal amount of our receivables that are not included in the consolidated balance sheet as of December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
	(in millions)
Wholesale receivables	$2,316	$2,328
Retail and other notes and finance leases	4,207	3,044
Credit card receivables	181	186

Total	$6,704	$5,558

For the year ending December 31, 2009, utilizing both the public asset securitization and private bank markets, Financial Services closed on $4.0 billion of new retail transactions in North America for a gain of $68 million. In addition, the U.S. wholesale securitization facility closed a TALF eligible $583 million term securitization and a 364-day, $250 million conduit facility, bringing the total U.S. facility size to $1.6 billion at December 31, 2009.

Europe continues to expand its factoring programs in certain European jurisdictions. The amount of outstanding wholesale receivables under these factoring programs was €666 million ($959 million) of which €483 million ($696 million) were sold and, accordingly, removed from the balance sheet.

While the Canadian wholesale securitization facility closed a C$325 million ($309 million) securitization in the fourth quarter, the facility does not qualify for off-book treatment and consequently, is now considered a secured borrowing. In prior years, this facility did qualify as off-book.

Financial Services’ pretax income for the three months ended December 31, 2009, includes $11 million of adjustments which related to prior quarters.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

5.	Inventories – Inventories as of December 31, 2009 and 2008 consist of the following:

	December 31, 2009	December 31, 2008
	(in millions)
Raw materials	$660	$995
Work-in-process	189	323
Finished goods and parts	2,448	3,167

Total Inventories	$3,297	$4,485

6.	Goodwill and Other Intangibles – The following table sets forth changes in goodwill and other intangibles for the year ended December 31, 2009:

	Balance at December 31, 2008	Amortization	Foreign Currency Translation and Other	Balance at December 31, 2009
	(in millions)
Goodwill	$2,347	$—	$27	$2,374
Other Intangibles	758	(63)	22	717

Total Goodwill and Other Intangibles	$3,105	$(63)	$49	$3,091

The construction equipment reporting units experienced operating losses and other business factors that are different than anticipated at year end 2008. As a result, the Company determined that it needed to evaluate whether or not impairment of goodwill existed at June 30 and September 30, 2009. These evaluations indicated that no goodwill impairment existed on the construction equipment businesses at either date.

The Company performed its annual impairment review of all reporting units during the fourth quarter and concluded there was no impairment as of December 31, 2009.

As of December 31, 2009 and 2008, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		December 31, 2009			December 31, 2008
	Weighted Average Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Engineering drawings	20	$381	$215	$166	$379	$197	$182
Dealer network	25	216	87	129	216	78	138
Software	5	386	267	119	371	238	133
Other	10-30	66	35	31	60	27	33

		1,049	604	445	1,026	540	486
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,321	$604	$717	$1,298	$540	$758

CNH recorded amortization expense related to other intangible assets of approximately $63 million and $65 million for the years ended December 31, 2009 and 2008, respectively.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

7.	Debt – The following table sets forth total debt and “Net Debt (Cash)” (total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable) as of December 31, 2009 and 2008:

	Consolidated		Equipment Operations		Financial Services
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(in millions)
Short-term debt:
With Fiat affiliates	$537	$2,240	$7	$356	$530	$1,884
Other	1,435	1,240	129	360	1,306	880
Intersegment	—	—	161	—	1,746	1,976

Total short-term debt	1,972	3,480	297	716	3,582	4,740

Long-term debt:
With Fiat affiliates	2,352	2,984	931	1,766	1,421	1,218
Other	5,084	4,893	2,601	2,075	2,483	2,818
Intersegment	—	—	473	—	652	319

Total long-term debt	7,436	7,877	4.005	3,841	4,556	4,355

Total debt:
With Fiat affiliates	2,889	5,224	938	2,122	1,951	3,102
Other	6,519	6,133	2,730	2,435	3,789	3,698
Intersegment	—	—	634	—	2,398	2,295

Total debt	9,408	11,357	4,302	4,557	8,138	9,095

Less:
Cash and cash equivalents	1,263	633	290	173	973	460
Deposits in Fiat affiliates cash management pools	2,251	2,058	2,144	1,666	107	392
Intersegment notes receivable	—	—	2,398	2,295	634	—

Net debt (cash)	$5,894	$8,666	$(530)	$423	$6,424	$8,243

At December 31, 2009, CNH had approximately $4.4 billion available under $9.2 billion total lines of credit and asset-backed facilities.

Consolidated long term debt includes current maturities of long term debt of $2.4 billion.

On June 1, 2009 the 6% Senior Notes in the aggregate principal amount of $500 million came to maturity and were fully paid back out of CNH’s own liquidity.

On August 17, 2009, Case New Holland, Inc. completed a private offering of $1.0 billion of 7.75% senior notes (the “7.75% Senior Notes”). The 7.75% Senior Notes are due in 2013 and are guaranteed by CNH and certain of its direct and indirect subsidiaries. The net proceeds of this offering were approximately $955 million. The proceeds from this offering are being used primarily for repayment of debt, including repayment of debt owed to Fiat, and general corporate purposes.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

8.	Income Taxes – For the years ended December 31, 2009 and 2008, consolidated effective income tax rates were (98.9%) and 33.3%, respectively. For 2009, the tax rate differs from the Netherlands statutory rate of 25.5% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, recording valuation allowances against previously recognized deferred tax assets, provisioning of tax contingencies, and enacted changes in tax rates. For 2008, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of tax contingencies, utilization of tax losses in certain jurisdictions where no tax benefit was previously recognized, impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, and enacted changes in tax rates.

Management makes estimates and assumptions that affect the reported amounts of deferred tax assets. The Company has recorded valuation allowances to reduce its deferred tax assets to the amount it believes more likely than not to be realized. A change in judgment as to the realizability of the Company’s deferred tax assets may significantly impact CNH’s results of operations and financial position in the period that such a determination is made.

The Company is engaged in competent authority income tax proceedings at December 31, 2009. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $55 million to $60 million. The Company has provided for the tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operations.

9.	Restructuring – During the three months and years ended December 31, 2009 and 2008, expense and utilization related to restructuring were as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions)
Balance, beginning of period	$47	$17	$14	$10
Expense	20	5	102	39
Utilization	(22)	(10)	(73)	(35)
Foreign currency translation and other	—	2	2	—

Balance, end of period	$45	$14	$45	$14

In April 2009, CNH announced a global consolidation and reorganization plan to further adjust cost and operating levels in light of the economic downturn. These actions include optimizing its manufacturing footprint and reducing salaried headcount. In June 2009, CNH announced it had started the process for the closing of its construction equipment plant located in Imola, Italy and to relocate that production to other CNH facilities. In July 2009, CNH announced it had reorganized its Construction Equipment business’s management structure. Restructuring expense for the three months and year ended December 31, 2009 primarily consists of employee-related costs incurred due to headcount reduction actions being implemented under these plans. Utilization primarily represents payments of voluntary and involuntary employee severance costs, benefit plan curtailments and costs related to closing of facilities. CNH anticipates that the total cost of the actions that were initiated in the second and third quarters will be approximately $121 million before tax. Approximately $97 million, before tax, was recognized in 2009 relating to these actions. The balance is expected to be recognized in 2010.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

10.	Commitments and Contingencies – CNH pays for warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the year ended December 31, 2009 for this commitment is as follows:

Amount
(in millions)
Balance at January 1, 2009	$294
Current year provision	328
Claims paid and other adjustments	(342)
Currency translation adjustment	21

Balance at December 31, 2009	$301

In connection with a logistics Services Agreement among CNH Global N.V. (“CNH Global”), PGN Logistics Ltd. (“PGN”) and certain affiliated companies, PGN entered into a subcontract with Transport Cheron N.V. (“Cheron”). The subcontract was signed by Cheron, and PGN purported to sign the contract “in the name and on behalf of” CNH Global. CNH Global contends that it is not a party to the subcontract and that PGN was not authorized to sign the subcontract on its behalf. In early 2005, and as a result of the termination of the Services Agreement, Cheron filed suit in the District Court in Haarlem, the Netherlands against both PGN and CNH Global for breach of the subcontract and for preliminary relief. In March 2005 the District Court issued an order requiring CNH Global to pay €1,500,000 to Cheron as a preliminary payment of lost profit damages. CNH Global appealed this decision to the Court of Appeals in Amsterdam, and, on November 24, 2005, the Court of Appeals rendered its decision in effect holding that liability had not been demonstrated with a degree of certainty sufficient to warrant a preliminary award of damages. At this point the matter returned to the District Court for a determination of liability.

On September 24, 2008, the District Court issued its interim award with respect to liability. The District Court held that CNH Global is liable under the subcontract for damages that Cheron suffered as a result of the alleged breach of the subcontract. Cheron has alleged damages in the amount of approximately €21 million. CNH Global believes that the damages alleged by Cheron are improperly calculated and, as a result, are materially overstated. Moreover, CNH Global believes the District Court interim award with respect to liability is incorrect. The damages phase of the case is currently ongoing with Cheron having filed its Statement for the Record Commenting on the Damage and Change of Claim on September 30, 2009 and CNH Global having filed its Statement of Defence Commenting on the Damage on January 6, 2010. CNH Global anticipates that the damages phase of the case will be completed sometime during 2010. In addition, CNH Global plans to appeal the liability decision to the Court of Appeals in Amsterdam once a final award with respect to damages has been issued.

11.	Employee Benefit Plans – During the third quarter of 2009, CNH made a discretionary contribution to its U.S. defined benefit pension plan trust of approximately $90 million.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

12.	Shareholders’ Equity – As of December 31, 2009, CNH had 237.4 million common shares outstanding.

13.	Earnings (Loss) per Share – The following table reconciles the numerator and denominator of the basic and diluted earnings (loss) per share computations for the three months and years ended December 31, 2009 and 2008:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions, except per share data)
Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$28	$114	$(190)	$825

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3

Basic earnings (loss) per share attributable to CNH common shareholders	$0.12	$0.48	$(0.80)	$3.48

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$28	$114	$(190)	$825

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3
Effect of dilutive securities (when dilutive):
Stock compensation plans	0.3	—	—	0.2

Weighted average common shares outstanding - dilutive	237.7	237.4	237.4	237.5

Diluted earnings (loss) per share attributable to CNH common shareholders	$0.12	$0.48	$(0.80)	$3.47

14.	Comprehensive Income (Loss) – The components of comprehensive income (loss) for the three months and years ended December 31, 2009 and 2008 are as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions)
Net income (loss)	$21	$102	$(222)	$824
Other comprehensive income (loss), net of tax
Cumulative translation adjustment	25	(249)	419	(403)
Deferred gains (losses) on derivative financial instruments	(26)	(3)	21	(35)
Unrealized gains (losses) on retained interests in securitization transactions	8	1	20	(2)
Pension liability adjustment	(100)	(146)	(21)	(119)

Comprehensive income (loss)	(72)	(295)	217	265

Less: Comprehensive income (loss) attributable to noncontrolling interests	(7)	(13)	(31)	(1)

Comprehensive net income (loss) attributable to CNH	$(65)	$(282)	$248	$266

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

15.	Segment Information – CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months and years ended December 31, 2009 and 2008 is as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions)
Trading profit reported to Fiat under IFRS	$144	$310	$470	$1,650
Adjustments to convert from trading profit under IFRS to U.S. GAAP income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(21)	(5)	(51)	(43)
Accounting for intangible assets, primarily product development costs	(42)	(15)	(140)	(68)
Restructuring	(20)	(5)	(102)	(39)
Net financial expense	(77)	(99)	(287)	(289)
Accounting for receivable securitizations and other	60	(24)	17	(55)

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP	$44	$162	$(93)	$1,156

The following summarizes trading profit under IFRS by segment:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions)
Agricultural Equipment	$152	$308	$650	$1,234
Construction Equipment	(65)	(73)	(393)	26
Financial Services	57	75	213	390

Trading profit under IFRS	$144	$310	$470	$1,650

16.	Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly unaudited condensed financial statements, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Net Income (Loss) Before Restructuring, After Tax and Earnings (Loss) Per Share Before Restructuring, After Tax

CNH defines net income (loss) before restructuring, after tax, as U.S. GAAP net income (loss) attributable to CNH, less U.S. GAAP restructuring charges, after tax applicable to the restructuring charges.

The following table reconciles net income (loss) attributable to CNH to net income before restructuring, after tax and the related pro-forma computation of earnings (loss) per share:

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(in Millions, except per share data)
Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$28	$114	$(190)	$825

Restructuring, after tax:
Restructuring	20	5	102	39
Tax benefit	(1)	(2)	(27)	(11)

Restructuring, after tax	19	3	75	28

Net income (loss) before restructuring, after tax	$47	$117	$(115)	$853

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3

Basic earnings (loss) per share before restructuring, after tax	$0.20	$0.49	$(0.48)	$3.59

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) before restructuring, after tax	$47	$117	$(115)	$853

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3
Effect of dilutive securities (when dilutive):
Stock compensation plans	0.3	—	—	0.2

Weighted average common shares outstanding - dilutive	237.7	237.4	237.4	237.5

Diluted earnings (loss) per share before restructuring, after tax	$0.20	$0.49	$(0.48)	$3.59

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Equipment Operations Gross and Operating Profit

CNH defines Equipment Operations gross profit as net sales of equipment less costs classified as cost of goods sold. CNH defines Equipment Operations operating profit as gross profit less costs classified as selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations gross and operating profit.

CNH defines Equipment Operations gross margin as gross profit as a percent of net sales of equipment. CNH defines Equipment Operations operating margin as operating profit as a percent of net sales of equipment.

	Three Months Ended December 31,				Year Ended December 31,
	2009		2008		2009		2008
	(in Millions)
Net sales	$3,213	100.0%	$3,662	100.0%	$12,783	100.0%	$17,366	100.0%
Less:
Cost of goods sold	2,690	83.7%	2,930	80.0%	10,862	85.0%	14,054	80.9%

Equipment Operations gross profit	523	16.3%	732	20.0%	1,921	15.0%	3,312	19.1%
Less:
Selling, general and administrative	310	9.6%	334	9.1%	1,150	9.0%	1,403	8.1%
Research and development	112	3.5%	99	2.7%	398	3.1%	422	2.4%

Equipment Operations operating profit	$101	3.1%	$299	8.2%	$373	2.9%	$1,487	8.6%

Net Debt (Cash)

Net Debt (Cash) is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt (Cash) is shown below:

	Equipment Operations		Financial Services
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(in millions)
Total Debt	$4,302	$4,557	$8,138	$9,095
Less:
Cash and cash equivalents	290	173	973	460
Deposits in Fiat affiliates cash management pools	2,144	1,666	107	392
Intersegment notes receivables	2,398	2,295	634	—

Net Debt (Cash)	$(530)	$423	$6,424	$8,243

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions.

The following table presents calculation of Cash Flow Generated from Working Capital for Equipment Operations for the fourth quarter 2009:

	Balance as of September 30, 2009	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of December 31, 2009	Cash Generated from Working Capital
Accounts, notes receivable and other – net – Third Party	$843	$49	$(11)	$708	$173
Accounts, notes receivable and other – net – Intersegment	75	3	—	80	(2)

Accounts, notes receivable and other – net – Total	918	52	(11)	788	171

Inventories	3,762	(33)	—	3,297	432

Accounts payable – Third party	(1,565)	(23)	—	(1,835)	247
Accounts payable – Intersegment	(136)	(1)	—	(226)	89

Accounts payable – Total	(1,701)	(24)	—	(2,061)	336

Working Capital	$2,979	$(5)	$(11)	$2,024	$939

The following table presents calculation of Cash Flow Generated from Working Capital for Equipment Operations for the full year 2009:

	Balance as of December 31, 2008	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of December 31, 2009	Cash Generated from Working Capital
Accounts, notes receivable and other – net – Third Party	$1,424	$105	$(12)	$708	$809
Accounts, notes receivable and other – net – Intersegment	54	13	(2)	80	(15)

Accounts, notes receivable and other – net – Total	1,478	118	(14)	788	794

Inventories	4,485	209	(37)	3,297	1,360

Accounts payable – Third party	(2,691)	(113)	—	(1,835)	(969)
Accounts payable – Intersegment	(169)	(8)	—	(226)	49

Accounts payable – Total	(2,860)	(121)	—	(2,061)	(920)

Working Capital	$3,103	$206	$(51)	$2,024	$1,234

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Equipment Operations Change in Net Sales on a Constant Currency Basis

CNH defines the change in net sales on a constant currency basis as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

The following table presents the change in Equipment Operations fourth quarter 2009 net sales as reported and on a constant currency basis:

	Three Months Ended December 31,
	2009	2008	% Change

Agricultural equipment net sales (as reported)	$2,626	$2,967	(11.5)%
Effect of currency translation	(231)		(7.8)%

Agriculture equipment net sales on a comparable basis	$2,395	$2,967	(19.3)%

Construction equipment net sales (as reported)	$587	$695	(15.5)%
Effect of currency translation	(51)		(7.4)%

Construction equipment net sales on a comparable basis	$536	$695	(22.9)%

The following table presents the change in Equipment Operations full year 2009 net sales as reported and on a constant currency basis:

	Year Ended December 31,
	2009	2008	% Change

Agricultural equipment net sales (as reported)	$10,663	$12,902	(17.4)%
Effect of currency translation	498		3.9%

Agriculture equipment net sales on a comparable basis	$11,161	$12,902	(13.5)%

Construction equipment net sales (as reported)	$2,120	$4,464	(52.5)%
Effect of currency translation	83		1.9%

Construction equipment net sales on a comparable basis	$2,203	$4,464	(50.6)%

FIAT GROUP

Agricultural and Construction Equipment

CNH

CASE
CASE
8010
NEW HOLLAND

2009 Fourth Quarter and Full Year Financial Results

January 25, 2010

Management Participants

Harold Boyanovsky

President and Chief Executive Officer

Steven Bierman

Chief Financial Officer

Marco Casalino

Vice President and Treasurer

Gerry Spahn

Senior Director, Investor Relations

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	2

Forward Looking Statements

This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may impact our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices and our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Annual Report on Form 20-F for the year ended December 31, 2008.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	3

Agenda

•	Highlights

•	Financial Review

•	Full Year

•	Fourth Quarter

•	Market Review

•	Outlook

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	4

Highlights

•	Equipment Operations Exceeded Target with $1.2 billion Working Capital Reduction

•	Net Debt reduced by $953 million

•	Net Cash position of $530 million

•	Positive Operating Profit Despite Industry Downturn

•	$101 million in the quarter

•	$373 million full year

•	Diluted EPS Before Restructuring, After Tax $0.20 in Fourth Quarter

•	Tight Cost Control

•	Full Year SG&A Reduction of 18%; $253 million

•	Improved Funding Outlook for CNH and CNH Capital

•	$1 billion Equipment Operations Senior Notes in August

•	CNH Capital completes 15 funding transactions in Fourth Quarter

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	5

Agenda

•	Highlights

•	Financial Review

•	Full Year

•	Fourth Quarter

•	Market Review

•	Outlook

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	6

Financial Highlights – Full Year

	Full Year		Percent Change
	12/31/2009	12/31/2008

Net Sales of Equipment	$12,783	$17,366	(26.4)%

Equipment Operations Operating Profit *	$373	$1,487	(74.9)%

Financial Services Net Income	$174	$242	(28.1)%

Net Income (Loss) Before Restructuring, After Tax, Attributable to CNH *	$(115)	$853	(113.5)%

Diluted EPS Before Restructuring, After Tax	$(0.48)	$3.59	(113.4)%

Attributable to CNH Global N.V. Common Shareholders *

Net Debt (Cash) *	$(530)	$423	(225.3)%

*	See Appendix for Definition and U.S. GAAP Reconciliation

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	7

Net Sales and Operating Profit * Review – Full Year

(U.S. GAAP, US$ in mils.)

*	See Appendix for Definition and U.S. GAAP Reconciliation

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	8

Equipment Operations Operatin g Profit * Evolution – Full Year

(U.S. GAAP, US$ in mils.)

•	Lower Industry Volumes, Destocking and Unfavorable Mix

•	Positive Net Pricing Despite Market Conditions

•	SG&A Savings of $168 Million, Excluding Currency Impact

•	Continuous R&D Investment Leveraged on Fiat Group Shared Efforts

•	Other is Mainly Adverse Currency Transaction and Hedging for $150 million

*	See Appendix for Definition and U.S. GAAP Reconciliation

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	9

Equipment Operations Change in Net Debt (Cash) *

(U.S. GAAP, US$ in mils.)

Net Debt reduced by $953 million

*	See Appendix for Definition and U.S. GAAP Reconciliation

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	10

Equipment Operations Change in Net Debt (Cash) *

(U.S. GAAP, US$ in mils.)

	Full Year
	2009	2008
Net Income (loss)	$(222)	$824
Depreciation & Amortization	270	258
Working Capital, Net of FX Impact For The Period **	1,234	(1,310)
Other	(137)	(54)

Net Cash From Operating Activities	1,145	(282)
Net Cash From Investing and Other ***	(192)	(627)

(Increase) / Decrease in Net Debt (Cash)	$953	$(909)

Detail of Changes in Working Capital

Account Receivables	$794	$(18)
Inventories	1,360	(1,385)
Account Payables	(920)	93

Working Capital, Net of FX Impact For The Period **	$1,234	$(1,310)

*	See Appendix for Definition and US GAAP Reconciliation
**	Net change in receivables, inventories and payables including inter-segment receivables and payables
***	Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are part of Net Debt (Cash)

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	11

2009 Inventory Reductions (In Units of Equipment)

•	Full Year Underproduction vs. Retail 12%

•	33% Reduction in Forward Months of Supply

•	Full Year Underproduction vs. Retail 51%

•	53% Reduction in Forward Months of Supply

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	12

Equipment Operations Cash and Debt Maturities * December 2009

(U.S. GAAP, US$ in mils.)

*	Excluding Intersegment Notes Receivable of $2,398 million, Intersegment Debt of $634 million and Issue Discount of $27 million

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	13

Financial Services Funding Update

•	15 Transactions Closed in the Quarter totaling $4.5 billion generating $1.1 billion in incremental cash

•	2 Retail ABS transaction in North America

•	1 Wholesale ABS transaction in Canada

•	Private ABS transactions, factoring and other sales of portfolios of receivables

•	$10.3 Billion of Transactions Worldwide for Full Year

•	$6.2 Billion of New Transactions

•	$4.1 Billion of Renewal Transactions

•	ABS Markets improved in 2009

•	Traditional cash investors have returned

•	Pricing spreads tightened considerably

•	Deal size and frequency increased significantly

•	More active secondary trading market

•	Market opened for wholesale and subordinated funding transactions

•	End of TALF in March 2010 not expected to change this outlook

•	CNH will continue to evaluate funding alternatives to diversify funding sources and expand investor base

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	14

Financial Highlights – Fourth Quarter

	Quarter Ended		Percent Change
	12/31/2009	12/31/2008

Net Sales of Equipment	$3,213	$3,662	(12.3)%

Equipment Operations Operating Profit *	$101	$299	(66.2)%

Financial Services Net Income	$96	$51	88.2%

Net Income (Loss) Before Restructuring, After Tax, Attributable to CNH *	$47	$117	(59.8)%

Diluted EPS Before Restructuring, After Tax	$0.20	$0.49	(59.2)%

Attributable to CNH Global N.V. Common Shareholders *

Net Debt (Cash) *	$(530)	$423	(225.3)%

*	See Appendix for Definition and U.S. GAAP Reconciliation

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	15

Net Sales and Operating Profit * Review – Fourth Quarter

(U.S. GAAP, US$ in mils.)

*	See Appendix for Definition and U.S. GAAP Reconciliation

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	16

Equipment Operations Operating Profit * Evolution – Fourth Quarter

(U.S. GAAP, US$ in mils.)

•	Lower Industry Volumes, Destocking and Unfavorable Product Mix

•	Positive Net Pricing Despite Market Conditions

•	SG&A Savings of $61 Million, Excluding Currency Impact

•	Continued R&D Investment - $112 Million in the Quarter

•	Other is Mainly Adverse Currency Transaction for $46 million

*	See Appendix for Definition and U.S. GAAP Reconciliation

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	17

Equipment Operations Change in Net Debt (Cash) *

(U.S. GAAP, US$ in mils.)

	Fourth Quarter
	2009	2008
Net Income (loss)	$21	$102
Depreciation & Amortization	75	64
Working Capital, Net of FX Impact For The Period **	939	(209)
Other	(252)	(252)

Net Cash From Operating Activities	783	(295)
Net Cash From Investing and Other ***	(70)	(172)

(Increase) / Decrease in Net Debt (Cash)	$713	$(467)

Detail of Changes in Working Capital

Account Receivables	$171	$193
Inventories	432	(373)
Account Payables	336	(29)

Working Capital, Net of FX Impact For The Period **	$939	$(209)

*	See Appendix for Definition and US GAAP Reconciliation
**	Net change in receivables, inventories and payables including inter-segment receivables and payables
***	Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are part of Net Debt (Cash)

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	18

Agenda

•	Highlights

•	Financial Review

•	Full Year

•	Fourth Quarter

•	Market Review

•	Outlook

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	19

FY 2009 – Agricultural Equipment Industry

Preliminary Results (Units in thousands)

	Industry % Change	CNH Share Change

Tractors - Worldwide	(7)	–
- North America	(21)	FLAT
Under 40 Horsepower	(20)	FLAT
Over 40 Horsepower	(22)	+
- Western Europe	(14)	FLAT
- Latin America	(17)	FLAT
- Rest of World	8	–

Combines - Worldwide	(19)	–
- North America	15	–
- Western Europe	(12)	FLAT
- Latin America	(36)	+
- Rest of World	(45)	FLAT

*	See Appendix for Geographic Information

•	Tractor industry volume down worldwide with declines in all regions except some areas in ROW

•	CNH tractor market share gains in NAR high hp market with flat share everywhere else except ROW

•	Combine industry down worldwide with increases in NAR offset by decreases in all other regions

•	CNH combine market share gains in LAR offset by declines in NAR

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	20

Q4 2009 – Agricultural Equipment Industry

Preliminary Results (Units in thousands)

	Industry % Change	CNH Share Change

Tractors - Worldwide	(10)	FLAT
- North America	(18)	FLAT
Under 40 Horsepower	(14)	FLAT
Over 40 Horsepower	(21)	+
- Western Europe	(23)	FLAT
- Latin America	(3)	–
- Rest of World	1	FLAT

Combines - Worldwide	(8)	+
- North America	5	+
- Western Europe	(42)	+
- Latin America	7	+
- Rest of World	(16)	–

*	See Appendix for Geographic Information

•	Tractor industry volume down worldwide with declines in all regions except some areas in ROW

•	Market share gains in NAR high hp market; share flat everywhere else except LAR

•	Combine market down worldwide with increases in NAR and LAR offset by decreases in WER and ROW

•	Significant combine market share gains in all regions except ROW

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	21

FY 2009 – Construction Equipment Industry

Preliminary Results (Units in thousands)

	Industry % Change	CNH Share Change

Light Equipment - Worldwide	(45)	–
- North America	(49)	FLAT
- Western Europe	(49)	–
- Latin America	(54)	+
- Rest of World	(36)	–

Heavy Equipment - Worldwide	(30)	–
- North America	(47)	FLAT
- Western Europe	(56)	–
- Latin America	(56)	+
- Rest of World	(14)	–

*	See Appendix for Geographic Information

•	Worldwide total construction equipment industry down 38%, down in all regions and for all major products

•	CNH light and heavy equipment market share gains in LAR offset by declines in WER and ROW

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	22

Q4 2009 – Construction Equipment Industry

Preliminary Results (Units in thousands)

	Industry % Change	CNH Share Change

Light Equipment - Worldwide	(15)	–
- North America	(37)	–
- Western Europe	(9)	–
- Latin America	(32)	+
- Rest of World	6	–

Heavy Equipment - Worldwide	10	–
- North America	(40)	–
- Western Europe	(20)	–
- Latin America	(26)	+
- Rest of World	41	FLAT

*	See Appendix for Geographic Information

•	Worldwide total construction equipment industry down 4%; increases in ROW markets offset by decreases in other regions

•	CNH light and heavy equipment total market share down with gains in Latin America

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	23

Agenda

•	Highlights

•	Financial Review

•	Full Year

•	Fourth Quarter

•	Market Review

•	Outlook

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	24

Agricultural Equipment Industry Drivers – IHS Global Insight

Source: IHS Global Insight January 2010

Note:	Marketing year ending May 31 of year indicated for Wheat and August 31 for Corn and Soybean

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	25

U.S. Net Farm Income Outlook – IHS Global Insight

Source: IHS Global Insight U.S. Agricultural Forecast – January 2010; USDA Agricultural Projections –August and November 2009

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	26

Construction Equipment Industry: Key GDP Indicators – IHS Global Insight

Source: IHS Global Insight December 2009

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	27

Full Year Industry Outlook – 2010

	Agricultural Equipment	FY 2010 Industry % Change vs. 09
Tractors	Tractors - World Wide	(5-10)%
	Tractors - World Wide (over 40 HP)	(5-10)%
	- North America	(5-10)%
	Under 40 HP	(5-10)%
	Over 40 HP	~(10)%
	- Western Europe	(10-15)%
	- Latin America	~5%
	- Rest of World	~(5)%

Combines	Combines - World Wide	(5-10)%
	- North America	(10-15)%
	- Western Europe	(15-20)%
	- Latin America	5-10%
	- Rest of World	~(10)%

	Construction Equipment	FY 2010 Industry % Change vs. 09
Light	Light Equipment - World Wide	0-5%
	- North America	(0-5)%
	- Western Europe	FLAT
	- Latin America	15-20%
	- Rest of World	~10%

Heavy	Heavy Equipment - World Wide	5-10%
	- North America	(0-5)%
	- Western Europe	FLAT
	- Latin America	20-25%
	- Rest of World	~10%

*	See Appendix for Geographic Information

AG global market demand softening:

•	NAR softening as we pass peak farm income

•	WER remains slow on economy concerns

•	LAR strong on high commodity prices

•	Tractor industry volume expected to be down 5-10% with declines in all regions except Latin America

•	Combine industry expected to be down 5-10% with declines in all regions except Latin America

•	CNH market share expected to be up for both tractors and combines

CE global market up:

•	Declines in NAR and WER moderating

•	Construction activity in LAR & ROW regions should lead to moderate global industry growth

•	Worldwide industry demand for Light & Heavy Equipment up 5–10% as industry rebalances and renews fleet levels in the market

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	28

Today’s Message

2009 Summary

•	Posted Operating Profit

•	Generated Cash

•	from A/R Reduction

•	from Inventory Reduction

•	Improved Funding Conditions

•	Equipment Operations

•	CNH Capital

•	Managed Costs

2010 Outlook

•	Expect Improvements in Profitability

•	Focus on Generating Cash

•	from Profit

•	from Working Capital management

•	Continue to Manage Costs

•	Position Ourselves for What We Hope is the Start of a Rebound

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	29

For Further Information

Please Contact Investor Relations:

Gerry Spahn	phone:	1-630-887-2385	e-mail:	gerry.spahn@cnh.com

Federico Catasta	phone:	1-630-887-3745	e-mail:	federico.catasta@cnh.com

Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527
USA

	Fax:	1-630-887-3890
	E-mail:	wwinvestorrelations@cnh.com
	Website:	www.cnh.com

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	30

CASE
CASE
CASE IH
8010
NEW HOLLAND

Appendix

CNH Global Third Quarter 2009 Conference Call – October 21, 2009 31

CNH Agricultural and Construction Equipment Net Sales Change Details *

(U.S. GAAP, US$ in mils.)

	Q4		Full Year
	% Change vs 2008	of which Currency	% Change vs 2008	of which Currency

North America	(18)%	3%	(13)%	(1)%

AG	(11)%	3%	(2)%	(1)%

CE	(51)%	1%	(52)%	—

Western Europe	(21)%	10%	(31)%	(6)%

AG	(22)%	10%	(22)%	(7)%

CE	(15)%	8%	(59)%	(3)%

Latin America	38%	16%	(29)%	(6)%

AG	32%	14%	(25)%	(6)%

CE	53%	21%	(35)%	(5)%

Rest of World	(19)%	9%	(41)%	(2)%

AG	(21)%	10%	(33)%	(2)%

CE	(12)%	5%	(60)%	—

World	(12)%	8%	(26)%	(3)%

AG	(12)%	8%	(17)%	(4)%

CE	(15)%	7%	(52)%	(2)%

*	See Appendix for Geographic Information

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	32

Full Year Agricultural and Construction Industry Other Country’s Details *

	AG		CE
Industry % Change Year over Year	Tractors	Combines	Light Eq	Heavy Eq

Western Europe	(14)%	(12)%	(49)%	(56)%

France	(10)%	(20)%	(59)%	(62)%
Germany	(9)%	4%	(40)%	(56)%
Italy	(1)%	(15)%	(39)%	(43)%
Spain	(25)%	(10)%	(48)%	(71)%
UK	(12)%	(7)%	(44)%	(41)%
All Other	(26)%	(21)%	(56)%	(62)%

Latin America	(17)%	(36)%	(54)%	(56)%

Brazil	5%	(14)%	(15)%	(39)%
Argentina	(57)%	(77)%	(57)%	(56)%
All Other	(56)%	(53)%	(72)%	(68)%

Rest of World	8%	(45)%	(36)%	(14)%

Australia & New Zealand	(7)%	—	(37)%	(65)%
Eastern Europe **	(15)%	(13)%	(81)%	(82)%
CIS ***	(80)%	(77)%	(89)%	(93)%
China	30%	100%	27%	73%
Pakistan	28%	—	(27)%	(38)%
Turkey	(47)%	(36)%	(65)%	(74)%
South Africa	(55)%	(25)%	(74)%	(77)%
All Other	(35)%	(45)%	(41)%	(55)%

*	See Appendix for Geographic Information
**	Eastern Europe includes: Albania, Bosnia Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta, Monaco, Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia
***	CIS: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	33

Fourth Quarter Agricultural and Construction Industry Other Country’s Details *

	AG		CE
Industry % Change Year over Year	Tractors	Combines	Light Eq	Heavy Eq

Western Europe	(23)%	(42)%	(9)%	(20)%

France	(25)%	(48)%	(22)%	(26)%
Germany	(22)%	(37)%	2%	(33)%
Italy	(16)%	(42)%	1%	(14)%
Spain	(24)%	(26)%	289%	40%
UK	(17)%	(29)%	(2)%	31%
All Other	(29)%	(48)%	(30)%	(27)%

Latin America	(3)%	7%	(32)%	(26)%

Brazil	26%	34%	21%	22%
Argentina	(33)%	(63)%	(0)%	(1)%
All Other	(48)%	(36)%	(60)%	(57)%

Rest of World	1%	(16)%	6%	41%

Australia & New Zealand	(1)%	—	35%	(38)%
Eastern Europe **	(24)%	(41)%	(73)%	(74)%
CIS ***	(80)%	(48)%	(66)%	(85)%
China	(2)%	—	89%	208%
Pakistan	49%	—	—	(74)%
Turkey	35%	5%	0%	(1)%
South Africa	(55)%	(72)%	(45)%	(69)%
All Other	(31)%	(45)%	14%	(20)%

*	See Appendix for Geographic Information
**	Eastern Europe includes: Albania, Bosnia Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta, Monaco, Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia
***	CIS: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	34

Net Income (Loss) Before Restructuring – After Tax

CNH defines net income (loss) before restructuring, after tax as U.S. GAAP net income (loss), less restructuring expense, after tax. We believe that net income (loss) before restructuring, after tax is a useful figure for measuring the performance of our operations.

Net income (loss) before restructuring, after tax is a “non-GAAP financial measure” as this term is defined under the Securities Act of 1933. As a result, the following table reconciles U.S. GAAP net income (loss) to net income (loss) before restructuring, after tax, for all periods presented and the related pro-forma computation of earnings per share:

(U.S. GAAP, US$ in mils., except per share data)	Fourth Quarter		Full Year
	2009	2008	2009	2008

Net income (loss) attributable to CNH	$28	$114	$(190)	$825

Restructuring, after tax:
Restructuring	20	5	102	39
Tax	(1)	(2)	(27)	(11)

Restructuring, after tax	19	3	75	28

Net Income (loss) before Restructuring, after tax	$47	$117	$(115)	$853

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3

Basic earnings (loss) per share before restructuring, after tax	$0.20	$0.49	$(0.48)	$3.59

Weighted average common shares outstanding - basic	237.4	237.4	237.4	237.3
Effect of dilutive securities (when dilutive):
Stock Compensation Plans	0.3	—	—	0.2

Weighted average common shares outstanding - diluted	237.7	237.4	237.4	237.5

Diluted earnings (loss) per share before restructuring, after tax	$0.20	$0.49	$(0.48)	$3.59

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	35

Equipment Operations Operating Profit

CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs. Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations Gross and Operating Profit for all periods presented:

(U.S. GAAP, US$ in mils.)	Fourth Quarter		Full Year
	2009	2008	2009	2008
Net sales	$3,213	$3,662	$12,783	$17,366
Less:
Cost of goods sold	2,690	2,930	10,862	14,054

Gross Profit	523	732	1,921	3,312
Less:
Selling, general and administrative	310	334	1,150	1,403
Research and development	112	99	398	422

Operating Profit	$101	$299	$373	$1,487

Operating Margin	3.1%	8.2%	2.9%	8.6%

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	36

Equipment Operations Segment Analysis

(U.S. GAAP, US$ in mils.)

	Fourth Quarter		Full Year
	2009	2008	2009	2008
Trading Profit Under IFRS *
Agricultural Equipment	$152	$308	$650	$1,234
Construction Equipment	(65)	(73)	(393)	26

Trading Profit Under IFRS	87	235	257	1,260

IFRS to U.S. GAAP Adjustments
Accounting for Benefit Plans	(21)	(5)	(51)	(43)
Intangible Asset Amortization, Primarily Development Costs	(42)	(15)	(140)	(68)
IFRS Reclassifications **	50	49	187	206
Other (Income) / Expense	(27)	(43)	(81)	(72)

Total Adjustments	(40)	(14)	(85)	23

Plus: U.S. GAAP “Other, net”	54	78	201	204

U.S. GAAP Operating Profit ***	$101	$299	$373	$1,487

U.S. GAAP Operating Profit by Segment
Agricultural Equipment	$167	$346	$712	$1,371
Construction Equipment	$(66)	$(47)	$(339)	$116

U.S. GAAP Operating Profit by Segment as a % of Net Sales
Agricultural Equipment	6.4%	11.7%	6.7%	10.6%
Construction Equipment	(11.2)%	(6.8)%	(16.0)%	2.6%

*	2009 Fourth Quarter Press Release, Financial Statements, Footnote 15 - Segment Information
**	The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
***	See Appendix for Definition and U.S. GAAP Reconciliation

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	37

Credit Lines and Net Debt

(U.S. GAAP, US$ in mils.)

The following table summarizes CNH Credit Lines and Net Debt at December 31, 2009 and December 31, 2008:

	December 31 2009					December 31 2008
	Line	Drawn			Available	Line	Drawn			Available
		Consol.	Eq.Op.	FS	Consol.		Consol.	Eq.Op.	FS	Consol.
Committed Lines with Third Parties	1,060	1,060	952	108	—	939	939	815	124	—
ABCP Facilities and BNDES Financing	3,713	2,461	—	2,461	1,252	2,955	2,909	—	2,909	46
Uncommitted Lines with Third Parties	566	298	36	262	268	271	253	253	—	18
Committed Revolving Credit Facility with Fiat	1,000	418	16	402	582	1,000	656	559	97	344
Uncommitted Lines with Fiat	2,847	580	2	578	2,267	2,589	1,487	14	1,473	1,102

Total Credit Lines	9,186	4,817	1,006	3,811	4,369	7,754	6,244	1,641	4,603	1,510

of which with Fiat support	5,254	2,405	450	1,955	2,849	4,803	3,347	1,047	2,300	1,456

Bonds		1,723	1,723	—			1,247	1,247	—
Third Party Loans		977	19	958			786	120	666
Fiat Loans		1,891	920	971			3,080	1,549	1,531
Intersegment Loans		—	634	2,398			—		2,295

Total Notes and Loans		4,591	3,296	4,327			5,113	2,916	4,492

Total Debt		9,408	4,302	8,138			11,357	4,557	9,095

Cash with Third Parties		(1,263)	(290)	(973)			(633)	(173)	(460)
Cash with Fiat		(2,251)	(2,144)	(107)			(2,058)	(1,666)	(392)
Intersegment Receivables		—	(2,398)	(634)			—	(2,295)	—

Net Debt		5,894	(530)	6,424			8,666	423	8,243

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	38

Equipment Operations Net Debt (Cash)

(U.S. GAAP, US$ in mils.)

Net Debt (Cash) of Equipment Operations is defined as total debt of Equipment Operations less cash and cash equivalents, deposits in Fiat affiliates cash management pools and inter-segment notes receivables. We believe that Net Debt (Cash), as defined, is a useful analytical tool for measuring our effective borrowing requirements, excluding our inter-segment Notes Receivable from Financial Services and the effect of certain of our cash management practices. The calculation of Net Debt (Cash) is shown below:

	December 31, 2009			December 31, 2008
	Credit Lines	Other	Total	Credit Lines	Other	Total

Short Term Debt
With Fiat Affiliates	$2	$5	$7	$14	$342	$356
Other	127	2	129	259	101	360
Intersegment	—	161	161	—	—	—

Total	129	168	297	273	443	716

Long Term Debt *
Wth Fiat Affiliates	16	915	931	559	1,207	1,766
Other	861	1,740	2,601	809	1,266	2,075
Intersegment	—	473	473	—	—	—

Total	877	3,128	4,005	1,368	2,473	3,841

Total Debt	$1,006	$3,296	4,302	$1,641	$2,916	4,557

less:
Cash and Cash Equivalents			(290)			(173)
Deposits in Fiat Affiliates Cash Management Pools			(2,144)			(1,666)
Intersegment Notes Receivable			(2,398)			(2,295)

Net Debt (Cash)			$(530)			$423

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	39

Equipment Operations Long Term Debt *

(U.S. GAAP, US$ in mils.)

The following table summarizes CNH’s Equipment Operations long term debt maturities at December 31, 2008 and December 31, 2009:

	December 31, 2009	December 31, 2008
Public Notes **
Payable in 2009 (June)	$—	$498
Payable in 2013 (September)	973	—
Payable in 2014 (March)	500	500
Payable in 2016 (January)	250	249

Total Public Notes	1,723	1,247

Funding from Fiat Affiliates
Fiat Committed Revolving Facility	16	559
Notes Payable in 2010 (May) and 2012 (August)	115	407
Notes Payable in 2017 (June)	800	800

	931	1,766

Other Long Term Uses of Credit Lines	861	809
Other Long Term Debt	17	19
Long Term Intersegment	473	—

Total	$4,005	$3,841

*	Including Current Maturities of Long Term Debt.
**	Public Notes are reported net of any premium/discount.

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	40

Equipment Operations Change in Net Debt (Cash)

We believe that the change in Net Debt (Cash) of Equipment Operations, as defined elsewhere in this presentation, is a useful analytical tool for measuring changes in our effective borrowing requirements, excluding our inter-segment notes receivable from Financial Services and the effect of certain of our cash management practices.

The change in Net Debt (Cash) should not be considered an alternative to the statement of cash flows prepared under U.S. GAAP for purposes of evaluating sources and uses of cash and cash equivalents.

Change in Net Debt (Cash) is a “non-GAAP financial measure” as this term is defined under the Securities Act. As a result, the following slide reconciles the increase (decrease) in cash and cash equivalents, the U.S. GAAP financial measure which we believe to be most comparable, to (increase) decrease in Net Debt (Cash).

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	41

Equipment Operations Change in Net Debt (Cash)

(U.S. GAAP, US$ in mils.)

	Fourth Quarter		Full Year
	2009	2008	2009	2008

Increase (Decrease) In Cash and Cash Equivalents	$(163)	$(15)	$117	$(232)
Intersegment Financing Activities	(739)	(713)	(676)	625

Increase (Decrease) in Cash and Cash Equivalents
Excluding Intersegment Financing Activities	(902)	(728)	(559)	393
Net (Increase) Decrease in Indebtedness	175	(706)	1,017	(1,867)
Net Deposits In (Withdrawals From) Fiat Cash Pools	1,426	864	451	546
Other - Primarily Effect of Foreign Exchange Rate Changes on Indebtedness and Intersegment Notes Receivable	14	103	44	19

(Increase)/Decrease in Net Debt (Cash)	$713	$(467)	$953	$(909)

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	42

Equipment Operations Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) attributable to CNH of Equipment Operations excluding (i) net interest expense, (ii) income tax provision (benefit), (iii) depreciation and amortization and (iv) restructuring. Net interest expense is defined as (i) interest expense (excluding interest compensation to Financial Services) less (ii) finance and interest income.

We believe that Adjusted EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance. Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered an alternative to net income or net cash from operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

Adjusted EBITDA is a “non-GAAP financial measure” as this term is defined under the Securities Act. As a result, the following slide reconciles net cash from operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to Adjusted EBITDA.

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	43

Equipment Operations Adjusted EBITDA

(U.S. GAAP, US$ in mils.)

	Fourth Quarter		Full Year
	2009	2008	2009	2008

Net Cash from Operating Activities	$783	$(295)	$1,145	$(282)
Net Interest Expense:
Interest Expense	84	100	320	358
Less: Finance and Interest Income	(34)	(58)	(131)	(205)

Net Interest Expense	50	42	189	153
Income Tax Provision (Benefit)	(12)	42	33	279
Restructuring:
Equipment Operations	20	—	98	34
Financial Services	—	5	4	5
Change in Other Operating Activities and Noncontrolling Interest	(680)	473	(1,065)	1,365

Adjusted EBITDA	$161	$267	$404	$1,554

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	44

Equipment Operations Results

(U.S. GAAP, US$ in mils.)

	Fourth Quarter				Full Year
	2009	% of Net Sales	2008	% of Net Sales	2009	% of Net Sales	2008	% of Net Sales

Net Sales	$3,213		$3,662		$12,783		$17,366
Less: Cost of Goods Sold	2,690		2,930		10,862		14,054

Gross Profit	523	16.3%	732	20.0%	1,921	15.0%	3,312	19.1%
Less: Selling, General and Administrative	310		334		1,150		1,403
Research and Development	112		99		398		422

Operating Profit	101	3.1%	299	8.2%	373	2.9%	1,487	8.6%
Other, Net	(54)		(78)		(201)		(204)
Net Income in Unconsolidated Subs *	91		50		132		287
Less: Interest Compensation to Fin. Services	(59)		(80)		(202)		(275)
Net Income Attributable to Noncontrolling Interests	7		12		32		1
Plus: Depreciation & Amortization	75		64		270		258

*	Includes Financial Services, excluding Restructuring, on the equity method of accounting

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	45

Geographic Information

•	Certain Financial and Market Information in this Presentation has Been Presented Separately by Geographic Area; CNH Defines Its Geographic Areas as:

•	North America

•	Western Europe

•	Latin America and

•	Rest of World

•	As Used in this Presentation, all References to “North America,” “Western Europe,” “Latin America” and “Rest of World” are Defined as Follows:

•	North America – United States and Canada

•	Western Europe – Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom

•	Latin America – Mexico, Central and South America, and the Caribbean Islands

•	Rest of World – those areas not included in North America, Western Europe and Latin America as defined above. This area will include China (as reported) but not India unless specifically noted.

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	46

Market Share / Market Position Data

Certain market and share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India.

In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by Equipment Manufacturers Associations including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.

Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Russia, Turkey, and Brazil.

In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

CNH Global Fourth Quarter 2009 Conference Call – January 25, 2010	47